UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at August 19, 2009

ANOORAQ RESOURCES CORPORATION
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
www.anooraqresources.com

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Iemrahn Hassen
Director and Chief Financial Officer

Date: August 19, 2009

* Print the name and title of the signing officer under his signature

Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ ANNOUNCES SECOND QUARTER 2009 RESULTS

August 19, 2009, Vancouver, BC - Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; AMEX: ANO; JSE: ARQ) announces its financial results for the six months ended June 30, 2009.

Lebowa Transaction
During the quarter, the Company announced that all outstanding conditions relating to the acquisition by Anooraq of, among others, a 51% interest in Lebowa Platinum Mine ("Lebowa") from Anglo Platinum Limited ("Anglo Platinum") had been met. As a result, with effect from July 1, 2009, the Company acquired an effective 51% of Lebowa and a further 1% controlling interest in the Boikgantsho, Ga-Phasha and Kwanda Projects for a purchase consideration of ZAR 2.6 billion ($390.1 million).

The Company has, accordingly, also completed a number of agreements to finance the acquisition through a combination of a debt facility provided by Standard Chartered Bank and a vendor finance facility provided by Anglo Platinum. In addition, Anglo Platinum, through Rustenburg Platinum Mines Limited ("RPM"), has provided Anooraq with an operating cash shortfall facility of up to a maximum of ZAR 750 million ($112.8 million) and access to approximately 59.2% of RPM's attributable share of Lebowa's free cash flows in order for Anooraq to meet its obligations in terms of the debt facility.

Results of operations
The Company incurred a loss of $7,294,165 for the six months ended June 30, 2009 compared with a loss of $9,174,118 for the six months ended June 30, 2008. The loss for the six months to June 30, 2009 decreased primarily as a result of a lower share based compensation charge of $1,875,536, as compared with $5,232,693 in the six months of the previous year due to fewer share options having been issued and the impact of the share option re-pricing approved at the shareholders meeting held on June 15, 2009.

The remaining material differences between the results for the six months ended June 30, 2009 and those for the six months ended June 30, 2008 include:

Accounting, legal and audit charges - which increased to $372,575 for the period ended June 30, 2009 in comparison with $114,546 for the previous comparable six months mainly due to additional review costs incurred resulting from changing the basis of preparation to International Financial Reporting Standards ("IFRS") from Canadian generally accepted accounting principles ("GAAP").

Exploration expenditure - which decreased in the six months ended June 30, 2009 to $28,542 as compared with $110,350 for the six months ended June 30, 2008. The expenditure in the current year is primarily due to payments related to preserving the prospecting rights and meeting joint venture costs on the Ga-Phasha Project, as no significant costs were incurred on platinum group metals ("PGM") exploration activities.
Salaries and benefits - which amounted to $2,598,947 in the six months ended June 30, 2009 in comparison with $1,705,087 for the same period in the six months of the previous fiscal year. Salaries and benefits for the six months ended June 30, 2009 include compensation with respect to payment of a success-related bonus of $506,425 to a number of executives associated with the completion of the Lebowa Transaction.

Interest expense - which was $1,191,312 for the six months ended June 30, 2009 in comparison with $906,493 incurred for the same period of fiscal 2008. The charge increased due to the increase in the loan advance from RPM offset by the decreased prime overdraft rate in the period.

Working capital

At June 30, 2009, the Company had a working capital deficit of $30,698,920 compared to a working capital surplus of $587,726 as at December 31, 2008, inclusive of the current portion of the RPM loan. Working capital, excluding the current portion of the RPM loan, was $1,332,308 compared to $2,323,389 at December 31, 2008. As at June 30, 2009, the Company had cash and cash equivalents of $451,601.

The Company reached agreement with Anglo Platinum on November 23, 2008, whereby Anglo Platinum agreed to provide an additional ZAR 30 million ($4.5 million) to the Company by increasing the existing loan to Plateau, from ZAR 70 million to ZAR 100 million ($10.5 million to $ 15 million) and agreed to defer interest payments owing in terms of the existing loan to the final closing of the Lebowa Transaction. The loan and accrued interest amounting to $18,357,689 (ZAR 122,078,634) was repaid on July 1, 2009.

Projects
In addition to its 51% interest in Lebowa, Anooraq has interests in early to advanced stage exploration properties on the Northern and Eastern Limbs of the Bushveld Complex in South Africa.

For the past two years, Anooraq's exploration work has mainly been focused on advancing the Ga-Phasha Project, which is located in the Eastern Bushveld and in which, with effect from July 1, 2009, Anooraq has held a 51% interest. Work continues on the pre-feasibility study for this project based on the UG2 mineral resources. Anooraq also intends to resume work on the pre-feasibility study for the 51%-held Boikgantsho Project, which involves a portion of Anooraq's Platreef properties in the Northern Bushveld.

Anooraq's objective is to become a significant "mine to market" PGM company with a substantial and diversified PGM asset base including production, development and exploration assets. The Lebowa acquisition is the first stage of advancing the Company's PGM production strategy and has resulted in the Company controlling refined production of 147,600 ounces of platinum, palladium, rhodium and gold (based on 2008 production at Lebowa from 1.1 million tonnes of ore milled) and a significant mineral resource base - the third largest PGM mineral resource base in South Africa. Management will therefore be investing significant time, energy and resources in focusing on improving operating efficiencies at Lebowa during the forthcoming quarters.

Basis of preparation
The consolidated interim financial statements for the six months ended June 30, 2009 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with IFRS and as issued by the International Accounting Standards Board ("IASB") and interpretations of International Financial Reporting Interpretations Committee.

Effective January 1, 2009 the Company early adopted IFRS following the exemption received from the applicable Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency ("NI 52-107") on March 2, 2009.

These are the Company's second IFRS consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2009. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian GAAP.

The interim consolidated financial statements should be read in conjunction with the Company's 2008 annual financial statements. A full copy of Anooraq's consolidated interim financial statements as at June 30, 2009 were made available on www.sedar.com from August 14, 2009.

Changes to the board and in the roles of certain directors
At the annual general meeting held on June 15, 2009, the following directors did not stand for re-election and their appointments to the board were therefore terminated: Mr. Scott Cousens, Mr. Robert Dickinson, Mr. David Elliott and Dr. Popo Molefe. Ms. Fikile de Buck was appointed as the Chairperson of the Audit Committee with effect from July 1, 2009 to replace Mr. David Elliott. At the board meeting held on August 11, 2009, the role of M r. Tumelo Motsisi was changed with immediate effect from that of Deputy Chairman to Executive Chairman.

For and on behalf of the Board

Philip Kotze President and Chief Executive Officer	Iemrahn Hassen Chief Financial Officer

For further information, please visit our website www.anooraqresources.com or call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
The American Stock Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information
This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Lebowa Transaction will complete; Lebowa will continue to achieve production levels similar to previous years; the planned Lebowa expansions will be completed and successful; Anooraq will be able to secure future debt and equity financing on favourable terms; and the Ga-Phasha and Platreef Project exploration results will continue to be positive.Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company's annual information form filed on www.sedar.com or its form 20-F with the United States Securities and Exchange Commission and its other home jurisdiction filings that are available at www.sedar.com.